UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Tengasco, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

88033R304

(CUSIP Number)

Rodney Giles

PO Box 131420

Spring, Texas 77393

(281) 782 – 5332

With a Copy To:

Samuel E. Whitley

Whitley LLP Attorneys at Law

11767 Katy Freeway, Suite 425

Houston, Texas 77079

(281) 206 – 0433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88033R304

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICN FUND I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC AF PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,112,121
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 3,112,121
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,112,121
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INSERT COMPANY NAME, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC AF PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,112,121
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 3,112,121
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,112,121
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RODNEY DUSTIN GILES
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC AF PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,112,121
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 3,112,121
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,112,121
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88033R304

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value, of Tengasco, Inc (“Tengasco”). Tengasco’s principal executive office is located at 6021 S. Syracuse Way, Suite 117, Greenwood Village, Colorado 80111.

Item 2.  Identity and Background.

This Schedule 13D is being filed on behalf of the following persons:

ICN Fund I, LLC, a Texas limited liability company (“ICN Fund I”);

Insert Company Name, LLC, a Texas limited liability company (“ICN”); and

Rodney Dustin Giles, a United States citizen.

The above persons are collectively referred to herein as the “Reporting Persons.”

ICN Fund I was formed specifically to purchase shares of Tengasco and/or Tengasco’s assets. ICN Fund I has not been convicted in a criminal proceeding. ICN Fund I has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

ICN’s principal business is serving as the manager of ICN Fund I. ICN has not been convicted in a criminal proceeding. ICN has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Rodney Dustin Giles is an individual whose business address is PO Box 131420, Spring, Texas 77393. Mr. Giles is the managing member of ICN. Mr. Giles’ principal occupation is managing investments ranging from oil & gas, real estate and technology. ICN’s business address is PO Box 131420, Spring, Texas 77393. Mr. Giles has not been convicted in a criminal proceeding. Mr. Giles has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Item 3.  Source or Amount of Funds or Other Consideration.

The funds used for the acquisition leading to the filing of this Schedule 13D were funds contributed as capital contributions by investors in ICN Fund I. Mr. Giles used his personal funds in acquiring the 200,000 shares that he transferred to ICN Fund I.

Item 4.  Purpose of Transaction.

ICN Fund I intends to engage in discussions with Tengasco’s management regarding a proposed strategic transaction of Tengasco. The Reporting Persons intend to engage in discussions with Tengasco and Tengasco’s management and board of directors, other stockholders of Tengasco and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of Tengasco.

ICN Fund I reserves the right to purchase additional shares in Tengasco.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with Tengasco and Tengasco’s management and the board of directors, other stockholders of Tengasco and other interested parties.

Item 5.  Interest in Securities of the Issuer.

ICN Fund I owns an aggregate amount of 3,112,121 shares of Tengasco common stock. Of this amount, 2,528,914 were acquired in open market transactions; 200,000 were transferred from Mr. Giles to ICN Fund I as a partial capital contribution on behalf of ICN; and 383,207 were acquired directly from Jeff Bailey, former CEO of Tengasco.

ICN Fund I holds sole power to vote and to dispose of ICN Fund I’s shares. As a result of its status as manager of ICN Fund, ICN holds sole power to vote and to dispose of ICN Fund I’s shares. As a result of his status as managing member of ICN, Mr. Giles holds sole power to vote and to dispose of ICN Fund I’s shares.

ICN Fund I engaged in the following transactions of Tengasco securities in the past sixty days:

Date of transaction	Amount of securities involved	Average price per share ($)	Where and how the transaction was effected
10/3/2014	383,207	0.4697	Acquired directly from Jeff Bailey (former CEO of Tengasco)
10/6/2014	105,254	0.4169	Open market transaction
10/7/2014	158,132	0.4874	Open market transaction
10/8/2014	121,792	0.4897	Open market transaction
10/9/2014	20,400	0.4800	Open market transaction
10/10/2014	5,568	0.4690	Open market transaction
10/13/2014	169,224	0.4993	Open market transaction
10/14/2014	110,995	0.4941	Open market transaction
11/6/2014	17,057	0.4350	Open market transaction
11/11/2014	20,505	0.4300	Open market transaction
11/12/2014	62,438	0.4493	Open market transaction
11/13/2014	65,042	0.4286	Open market transaction
11/17/2014	4,958	0.4250	Open market transaction

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Tengasco.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

CUSIP No. 88033R304

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICN FUND I, LLC By: Insert Company Name, LLC, Manager

/s/ Rodney Dustin Giles

Managing Member

November 26, 2014

INSERT COMPANY NAME, LLC

/s/ Rodney Dustin Giles

Managing Member

November 26, 2014

RODNEY DUSTIN GILES

/s/ Rodney Dustin Giles

November 26, 2014

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Tengasco, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 26th day of November, 2014.

ICN FUND I, LLC By: Insert Company Name, LLC, Manager

/s/ Rodney Dustin Giles

Managing Member

November 26, 2014

INSERT COMPANY NAME, LLC

/s/ Rodney Dustin Giles

Managing Member

November 26, 2014

RODNEY DUSTIN GILES

/s/ Rodney Dustin Giles

November 26, 2014